SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q1 PROFIT DOWN 46% TO €360M
  AS TRAFFIC GROWS 10%TO 55.5M AT 15% LOWER AIR FARES

Ryanair Holdings plc today (22 July) reported Q1 profit of €360m, compared to a prior-year Q1 PAT of €663m, as strong traffic growth (+10%) to 55.5m customers, was offset by half of Easter falling into PYQ4 and weaker than expected air fares in the quarter.

Q1 End:	June 2023	June 2024	Change
Customers	50.4m	55.5m	+10%
Load Factor	95%	94%	-1% pt
Ave. fare	€49.07	€41.93	-15%
Revenue	€3.65bn	€3.63bn	-1%
Op. Costs	€2.94bn	€3.26bn	+11%
PAT	€663m	€360m	-46%

Q1 Highlights include:
●     Traffic grew 10% to 55.5m, despite multiple Boeing delivery delays.
●     Rev. per pax fell 10% (ave. fare down 15% & ancil. rev. flat).
●     156x B737 "Gamechangers" in 594 fleet at 30 June (20 less than budget).
●     Record Summer schedule launched (5 new bases, over 200 new S.24 routes).
●     Multiple "Approved OTA" partnerships signed to protect consumers.
●     Fuel hedges extended: 75% FY25 at under $80bbl saves over €450m & c.45% FY26 at $78bbl.
●    Over 50% of €700m share buyback completed.

Ryanair Group CEO Michael O'Leary, said:

ENVIRONMENT:
"Ryanair is Europe's No. 1 rated airline for ESG by Sustainalytics, and enjoys industry leading ratings from both MSCI (A) and CDP (A-).  Our new aircraft and increasing use of SAF has positioned Ryanair as one of the EU's most environmentally efficient major airlines.  During Q1 we took delivery of 10x B737-8200 "Gamechangers" (4% more seats, 16% less fuel & CO2) and continued to retro-fit winglets to our B737NG fleet (target 409 by 2026), reducing fuel burn by 1.5% and noise by 6%.  In April we extended our partnership with Trinity College Dublin's Sustainable Aviation Research Centre ("TCD") to 2030.  TCD's facility supports the acceleration of SAF deployment, and funds important non-CO2 research.  Recently proposed EU legislation confining the monitoring of aviation's non-CO2 impact to only intra-EU flights (yet again exempting long haul flights, which account for the majority of EU aviation emissions) is indefensible and undermines the EU's green agenda and credibility.  We call on the EU Commission to adopt a "polluter pays" principle and to end the indefensible exemption of polluting long-haul flights from EU enviro. regulation.

In the last 10 days of June we suffered a significant deterioration in European ATC capacity which caused multiple flight delays and cancellations, especially on first wave morning flights, making it more urgent than ever that the new EU Commission and Parliament deliver long delayed reform of Europe's hopelessly inefficient ATC services.  This can be achieved by properly staffing of Europe's ATC services and protecting overflights (during national strikes) which would deliver revolutionary environmental improvements in EU air travel.

FLEET & GROWTH:
The Ryanair Group had 156x B737 Gamechangers at 30 June and we expect to increase this to over 160 by the end of July (20 short of our contracted S.24 deliveries).  We continue to work with Boeing (Stephanie Pope & Brian West) and have noted an improvement in the quality and frequency of deliveries during Q1.  While there remains a risk that Boeing deliveries could slip further, our focus has now turned to ensuring timely delivery of our remaining 50 Gamechangers ahead of S.25.

This summer we're operating our largest ever schedule with over 200 new routes (and 5 new bases) as we deliver as much low fare growth as possible for our passengers and airport partners in FY25.  We've launched a new Tangier base and, following Calabria's recent decision to abolish the Municipal Tax at its regional airports, we will base a second aircraft in both Reggio Calabria (from W.24) and Lamezia (for S.25). To facilitate this growth, Lauda has extended op. leases on 3 of its A320s to 2028.  We will also continue to take delivery of B737s through Aug. and Sept. even though we will be unable to schedule these aircraft for peak Summer flights.

We expect European short-haul capacity to remain constrained for some years as A320 operators work through significant P&W engine repairs, OEMs struggle with delivery backlogs, and airline consolidation continues, including Lufthansa's recently approved takeover of ITA (Italy), IAG's delayed takeover of Air Europa (Spain) and the upcoming sale of TAP (Portugal).  These capacity constraints, combined with our significant unit cost advantage, a strong balance sheet, low-cost aircraft orders and industry leading OTP, will underpin a decade of low-fare profitable growth to 300m passengers by FY34.

Q1 FY25 BUSINESS REVIEW:

Revenue & Costs:
Q1 scheduled revenue fell 6% to €2.33bn.  While traffic grew 10% to 55.5m, our customers enjoyed substantial savings thanks to 15% lower fares due, in part, to the absence of the first half of Easter which fell into March, and more price stimulation than we had previously expected.  Ancillary sales rose 10% to €1.30bn (c.€23.40 per passenger).  As a result, total revenue declined 1% to €3.63bn.  Operating costs increased 11% to €3.26bn, marginally ahead of traffic growth, as fuel hedge savings offset higher staff and other costs which was in part due to Boeing delivery delays.

Our FY25 fuel volumes are 75% hedged at just under $80bbl and 85% of €/$ opex is hedged at $1.11, locking in over €450m savings.  We have taken advantage of recent oil price weakness to increase our FY26 fuel hedging to almost 45% at c.$78bbl.  This strong hedge position helps insulate the Group from significant fuel price volatility.

Balance Sheet & Liquidity:
Ryanair's balance sheet is one of the strongest in the industry with a BBB+ credit rating (both S&P and Fitch) and €4.49bn gross cash at quarter end, despite €0.50bn capex and €0.25bn share buybacks.  Net cash increased to €1.74bn at 30 June (€1.37bn at 31 Mar.).  Our owned B737 fleet (566 aircraft) is fully unencumbered, widening our cost advantage over competitor airlines, many of whom are exposed to expensive lease and financing costs.

SHAREHOLDER RETURNS:
A €700m share buyback commenced in May.  To date we have completed over 50% of the programme.  When complete, Ryanair will have returned over €7.8bn to shareholders since 2008.  A final dividend of €0.178 per share is due to be paid in Sept.

Ryanair's ADSs are traded on NASDAQ.  Following a recent review, the Board has approved a change to the ADS ratio so that one ADS will equal two Ordinary Shares, a 2:1 ratio (currently 5:1).  This change will be formally announced, and implemented, in the coming weeks and requires no action from ADS holders.  The purpose of the change is to bring the Ryanair ADS price broadly in line with current market norms.  As the ADS price will be reduced, they should be more attractive to new investors which potentially will increase ADS liquidity.

OUTLOOK:
FY25 traffic is expected to grow 8% (198m to 200m passengers), subject to no worsening Boeing delivery delays.  As previously guided, we expect unit costs to rise modestly this year as ex-fuel costs (incl. pay & productivity increases, higher handling & ATC fees and the impact of multiple B737 delivery delays) are substantially offset by our fuel hedge savings, and rising net interest income, which widen Ryanair's cost advantage over its competitors.  While Q2 demand is strong, pricing remains softer than we expected, and we now expect Q2 fares to be materially lower than last summer (previously expected to be flat to modestly up).  The final H1 outcome is, however, totally dependent on close-in bookings and yields in Aug. and Sept.  As is normal at this time of year, we have almost zero Q3 and Q4 visibility, although Q4 will not benefit from last year's early Easter.  It is too early to provide meaningful FY25 PAT guidance, although we hope to be able to do so at our H1 results in Nov.  The final FY25 outcome remains subject to avoiding adverse developments during FY25 (especially given continuing conflicts in Ukraine and the Middle East, repeated ATC short-staffing and capacity restrictions, or further Boeing delivery delays)."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Paul Clifford Drury Tel: +353-1-260-5000
Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.200m guests p.a. on over 3,600 daily flights from 95 bases, the Group connects 235 airports in 37 countries on a fleet of 594 aircraft, with a further 364 Boeing 737 on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of over 27,000 highly skilled aviation professionals delivering Europe's No.1 operational performance, and an industry leading 39-year safety record. Ryanair is one of the most efficient major EU airlines.  With a young fleet and high load factors, Ryanair's CO₂ per pax/km is just 65 grams.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at June 30, 2024 (unaudited)

		At Jun 30,	At Mar 31,
		2024	2024
	Note	€M	€M
Non-current assets
Property, plant and equipment		10,942.5	10,847.0
Right-of-use asset		171.4	166.5
Intangible assets		146.4	146.4
Derivative financial instruments	10	59.6	3.3
Deferred tax		2.1	2.1
Other assets		169.8	183.2
Total non-current assets		11,491.8	11,348.5

Current assets
Inventories		5.8	6.2
Other assets		1,627.9	1,275.4
Trade receivables	10	100.5	76.4
Derivative financial instruments	10	299.7	349.5
Restricted cash	10	6.4	6.4
Financial assets: cash > 3 months	10	526.1	237.8
Cash and cash equivalents	10	3,955.1	3,875.4
Total current assets		6,521.5	5,827.1

Total assets		18,013.3	17,175.6

Current liabilities
Provisions		70.2	46.0
Trade payables	10	873.8	792.2
Accrued expenses and other liabilities		5,857.8	5,227.6
Current lease liability		39.5	39.4
Current maturities of debt	10	45.0	50.0
Derivative financial instruments	10	56.1	178.8
Current tax		64.5	66.6
Total current liabilities		7,006.9	6,400.6

Non-current liabilities
Provisions		114.9	138.1
Derivative financial instruments	10	1.2	3.3
Deferred tax		397.8	362.0
Non-current lease liability		132.4	125.2
Non-current maturities of debt	10	2,533.6	2,532.2
Total non-current liabilities		3,179.9	3,160.8

Shareholders' equity
Issued share capital		6.8	6.9
Share premium account		1,414.3	1,404.3
Other undenominated capital		3.6	3.5
Retained earnings		6,009.3	5,899.8
Other reserves		392.5	299.7
Total shareholders' equity		7,826.5	7,614.2

Total liabilities and shareholders' equity		18,013.3	17,175.6

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter Ended June 30, 2024 (unaudited)

		Change	IFRS	IFRS
			Quarter Ended	Quarter Ended
			June 30, 2024	June 30, 2023
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		-6%	2,328.9	2,473.7
Ancillary revenues		+10%	1,297.2	1,175.6
Total operating revenues	7	-1%	3,626.1	3,649.3

Operating expenses
Fuel and oil		-6%	1,421.9	1,338.1
Airport and handling charges		-13%	467.2	414.1
Staff costs		-25%	448.3	359.8
Depreciation		-14%	313.2	274.9
Route charges		-14%	307.5	269.3
Marketing, distribution and other		-9%	219.3	201.3
Maintenance, materials and repairs		-3%	83.0	80.6
Total operating expenses		-11%	3,260.4	2,938.1

Operating profit		-49%	365.7	711.2
Other income
Net finance income		+55%	28.1	18.1
Foreign exchange			7.0	11.4
Total other income			35.1	29.5

Profit before tax		-46%	400.8	740.7

Tax charge on profit	4		(40.8)	(77.8)

Profit for the quarter - attributable to equity holders of parent		-46%	360.0	662.9

Earnings per ordinary share (€)
Basic		-46%	0.3164	0.5822
Diluted		-46%	0.3145	0.5794
Weighted avg. no. of ord. shares (in Ms)
Basic			1,137.9	1,138.7
Diluted			1,144.6	1,144.1

*'+' is favourable and '-' is adverse period-on-period.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter Ended June 30, 2024 (unaudited)

	Quarter	Quarter
	Ended	Ended
	June 30,	June 30,
	2024	2023
	€M	€M

Profit for the quarter	360.0	662.9

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	98.6	(162.8)
Other comprehensive income/(loss) for the quarter, net of income tax	98.6	(162.8)
Total comprehensive income for the quarter - attributable to equity holders of parent
	458.6	500.1

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Quarter Ended June 30, 2024 (unaudited)

		Quarter	Quarter
		Ended	Ended
		June 30,	June 30,
		2024	2023
	Note	€M	€M
Operating activities
Profit after tax		360.0	662.9

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation		313.2	274.9
Decrease in inventories		0.4	0.8
Tax charge on profit		40.8	77.8
Share based payments		2.5	5.4
(Increase) in trade receivables		(24.1)	(28.9)
(Increase)/decrease in other assets		(303.4)	91.8
Increase in trade payables		147.8	17.6
Increase in accrued expenses and other liabilities		633.2	136.4
(Decrease) in provisions		(3.2)	(1.1)
(Decrease)/increase in finance income		(8.6)	8.8
(Increase) in finance expense		(1.5)	(0.2)
Foreign exchange		(5.2)	10.4
Income tax (paid)		(25.2)	(5.0)
Net cash inflow from operating activities		1,126.7	1,251.6

Investing activities
Capital expenditure - purchase of property, plant and equipment		(501.5)	(1,063.5)
(Increase) in financial assets: cash > 3 months		(288.3)	(809.5)
Net cash (used in) investing activities		(789.8)	(1,873.0)

Financing activities
Proceeds from shares issued		-	2.6
Share buy back	11	(248.8)	-
Repayment of borrowings		(5.0)	(14.5)
Lease liabilities paid		(8.6)	(11.2)
Net cash (used in) financing activities		(262.4)	(23.1)

Increase/(decrease) in cash and cash equivalents		74.5	(644.5)
Net foreign exchange gain		5.2	-
Cash and cash equivalents at beginning of the quarter		3,875.4	3,599.3
Cash and cash equivalents at end of the quarter		3,955.1	2,954.8

Included in the cash flows from operating activities for the quarter are the following amounts:
Interest income received		36.5	29.7
Interest expense paid		(19.8)	(20.8)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Quarter Ended June 30, 2024 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at April 01, 2023	1,138.7	6.9	1,379.9	3.5	4,180.0	31.4	41.3	5,643.0
Profit for the year	-	-	-	-	1,917.1	-	-	1,917.1
Other comprehensive income
Net actuarial gains from retirement benefit plans	-	-	-	-	6.6	-	-	6.6
Net movements in cash-flow reserve	-	-	-	-	-	234.5	-	234.5
Total other comprehensive income	-	-	-	-	6.6	234.5	-	241.1
Total comprehensive income	-	-	-	-	1,923.7	234.5	-	2,158.2
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	1.4	-	24.4	-	(8.0)	-	-	16.4
Dividends paid	-	-	-	-	(199.5)	-	-	(199.5)
Share-based payments	-	-	-	-	-	-	(3.9)	(3.9)
Transfer of exercised and expired share-based awards	-	-	-	-	3.6	-	(3.6)	-
Balance at March 31, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the quarter	-	-	-	-	360.0	-	-	360.0
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	98.6	-	98.6
Total other comprehensive income	-	-	-	-	-	98.6	-	98.6
Total comprehensive income	-	-	-	-	360.0	98.6	-	458.6
Transactions with owners of the
Company recognised directly in equity
Issue of ordinary equity shares	0.6	-	10.0	-	(10.0)	-	-	-
Repurchase of ordinary equity shares	-	-	-	-	(248.8)	-	-	(248.8)
Cancellation of repurchased shares	(11.7)	(0.1)	-	0.1	-	-	-	-
Share-based payments	-	-	-	-	-	-	2.5	2.5
Transfer of exercised and expired share-based awards	-	-	-	-	8.3	-	(8.3)	-
Balance at June 30, 2024	1,129.0	6.8	1,414.3	3.6	6,009.3	364.5	28.0	7,826.5

Ryanair Holdings plc and Subsidiaries
MD&A Quarter Ended June 30, 2024 ("Q1 FY25")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the quarter ended June 30, 2024 results.

Income Statement

Scheduled revenues:
Scheduled revenue was down 6% at €2.33BN. While traffic grew 10% to 55.5M, customers enjoyed substantial savings thanks to 15% lower fares due, in part, to the absence of the first half of Easter which fell into March and more price stimulation than previously expected.

Ancillary revenues:
Ancillary revenue rose 10% to €1.30BN, in line with traffic growth (c. €23.40 per passenger). A solid performance in reserved seating and onboard sales, was offset somewhat by softer priority boarding.

Total revenues:
As a result of the above, total revenue declined 1% to €3.63BN.

Operating Expenses:

Fuel and oil:
Fuel and oil rose 6% to €1.42BN, well below the 11% increase in sectors flown due to favourable jet fuel hedging and lower fuel burn on the new B737-8200 "Gamechanger" aircraft.

Airport and handling charges:
Airport and handling charges rose 13% to €0.47BN, ahead of the 11% increase in sectors, due to higher ground ATC and handling rates.

Staff costs:
Staff costs increased 25% to €0.45BN due to the larger fleet, 11% higher sectors, Boeing delivery delays leading to higher crewing ratios, and the annualisation of crew productivity pay increases implemented late last year.

Depreciation:
Depreciation increased 14% to €0.31BN, primarily due to higher amortisation resulting from higher aircraft utilisation (flight hours up 11%) and 37 more "Gamechanger" aircraft in the fleet.

Route charges:
Route charges increased 14% to €0.31BN, due to the 11% increase in flight hours and higher Eurocontrol rates.

Marketing, distribution and other:
Marketing, distribution and other rose 9% to €0.22BN, less than the 10% traffic growth, as lower EU261 and other operating expenses were offset by higher onboard input costs due to increased sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased 3% to €83M as higher utilisation was partially offset by supplier credits.

Other income:
Net finance income was 55% ahead at €28M due to higher deposits and lower gross debt, as the Group maintained a strong net cash position throughout the quarter. Foreign exchange translation reflects the impact of €/US$ exchange rate movements on balance sheet revaluations.

Balance sheet:
Gross cash was €4.49BN at June 30, 2024 despite €0.50BN capex and €0.25BN share buybacks. Gross debt was €2.75BN and net cash was €1.74BN at June 30, 2024 (€1.37BN at March 31, 2024).

Shareholders' equity:
Shareholders' equity increased by €0.21BN to €7.83BN in the period primarily due to a €0.36BN net profit and an IFRS hedge accounting increase in derivatives of €0.10BN, offset by a €0.25BN repurchase (and cancellation) of ordinary shares.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the quarter ended June 30, 2024 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Central Bank (Investment Market Conduct) Rules 2019.

This interim management report includes the following:

● Principal risks and uncertainties relating to the remaining nine months of the year;
● Related party transactions; and
● Post balance sheet events.

Results of operations for the quarter ended June 30, 2024 compared to the quarter ended June 30, 2023, including important events that occurred during the quarter, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Jet fuel is subject to wide price fluctuations as a result of many economic and political factors and events occurring throughout the world that Ryanair can neither control nor accurately predict, including increases in demand, sudden disruptions in supply and other concerns about global supply, as well as market speculation. Oil prices increased significantly following Russia's invasion of Ukraine in February 2022 and remain volatile in light of the Israel-Hamas conflict in the Middle East.

Despite the Group's strong recovery from the Covid-19 pandemic, future developments may again have a material adverse impact on the Company's business, results of operations, financial condition and liquidity.

Among other factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance coverage, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, delays in the delivery of contracted aircraft, supply chain disruptions/delays, weather related disruptions, ATC strikes and staffing related disruptions, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, increasing fares to cover rising business costs, cyber security risks and increased costs to minimise those risks, increasingly complex data protection laws and regulations, dependence on key personnel, the expectation that corporation tax rates will rise, the economic environment of the airline industry, the general economic environment in Ireland, the U.K., and Continental Europe, including the risk of a recession or significant economic slowdown, the general willingness of passengers to travel, other economic, social and political factors and unforeseen security events.

Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 123 and 124 of the Group's 2024 Annual Report. As highlighted in that report, Michael Cawley and Louise Phelan retired from the Board in June 2024, and both Jinane Laghrari Laabi and Amber Rudd were appointed to the Board with effect from July 1, 2024.

Related party transactions - Please see note 9.

Post balance sheet events - Please see note 12.

Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated interim financial statements. The continued preparation of the Group's condensed consolidated interim financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:

●   The Group's net profit of €0.36BN in the quarter ended June 30, 2024;
●   The Group's liquidity, with €4.49BN gross cash and €1.74BN net cash at June 30, 2024, €0.26BN undrawn funds under the Group's €0.75BN revolving credit facility and the Group's continued focus on cash management;
●   The Group's solid BBB+ (stable) credit ratings from both S&P and Fitch Ratings;
●   The Group's strong balance sheet position with its 566 owned B737 fleet unencumbered;
●   The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions;
●   Strong cost control across the Group;
●   The Group's fuel hedging position (approx. 75% of FY25 and 40% of FY26 jet fuel requirements were hedged at June 30, 2024); and
●   The Group's ability, as evidenced throughout the Covid-19 crisis, to preserve cash and reduce operational and capital expenditure in a downturn.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2024 comprise the results of the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2024 Annual Report for the year ended March 31, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2024, are available at http://investor.ryanair.com/.

In adopting the going concern basis in preparing the interim financial statements, the Directors have considered Ryanair's available sources of finance including access to the capital markets, sale and leaseback transactions, secured and unsecured debt structures, undrawn funds under the Group's revolving credit facility, the Group's cash on-hand and cash generation and preservation projections, together with factors likely to affect its future performance, as well as the Group's principal risks and uncertainties.

The June 30, 2024 figures and the June 30, 2023 comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2024, together with the independent auditor's report thereon, are available on the Company's Website and will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the unaudited condensed consolidated interim financial statements for the quarter ended June 30, 2024 on July 19, 2024.

Except as stated otherwise below, the condensed consolidated interim financial statements for the quarter ended June 30, 2024 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the period
The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU unless stated otherwise. These standards are effective for the first time for the Group's financial year beginning on April 1, 2024 and therefore have been applied by the Group in these condensed consolidated interim financial statements:

●   Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (effective on or after January 1, 2024).
●   Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current, Classification of Liabilities as Current or Non-current - Deferral of Effective Date, and Non-current Liabilities with Covenants (effective on or after January 1, 2024).
●   Amendments to IFRS 16 Leases: Lease Liability in a Sale & Leaseback (effective on or after January 1, 2024).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results in the quarter ended June 30, 2024, and are not expected to have a material impact on financial periods thereafter.

New IFRS standards and amendments issued but not yet effective
The following new or amended standards and interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or performance:
●   Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).*
●   IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).*
●   IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●  Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).*
* These standards or amendments to standards are not as of yet EU endorsed.

2.            Judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At June 30, 2024, the Group had €10.94BN of property, plant and equipment long-lived assets, of which €10.70BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, changes in new aircraft fuel efficiency and changing market prices for new and used aircraft of the same or similar types. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements
In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets
On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated tax expense for the quarter ended June 30, 2024 of €41M (June 30, 2023: €78M) comprises a current tax charge of €23M and a deferred tax charge of €18M primarily relating to the temporary differences for property, plant and equipment and net operating losses. No significant or unusual tax charges or credits arose during the quarter.  The effective tax rate was approximately 10.2% for the quarter ended June 30, 2024 (June 30, 2023: 10.5%) and is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the U.K.

5.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

6.            Capital commitments

At June 30, 2024 the Group had an operating fleet of 567 (2023: 530) Boeing 737 and 27 (2023: 28) Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft which was subsequently increased to 210 firm orders in December 2020. At June 30, 2024, the Group had taken delivery of 156 of these aircraft. The remaining aircraft are due to be delivered ahead of Summer 2025. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2033. This transaction was approved at the Company's AGM in September 2023.

7.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe (Lauda), Malta Air, Ryanair DAC and Ryanair UK (which is consolidated within Ryanair DAC). Ryanair DAC is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes. Buzz, Malta and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.'

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2024	2024	2024	2024
	€M	€M	€M	€M
Scheduled revenue	2,295.9	33.0	-	2,328.9
Ancillary revenue	1,297.2	-	-	1,297.2
Inter-segment revenue	188.5	380.5	(569.0)	-
Segment revenue	3,781.6	413.5	(569.0)	3,626.1

Reportable segment profit after income tax	332.4	27.6	-	360.0

Other segment information:
Depreciation	(303.2)	(10.0)	-	(313.2)
Net finance income/(expense)	30.1	(2.0)	-	28.1
Capital expenditure	380.1	20.0	-	400.1

Segment assets	17,639.0	374.3	-	18,013.3
Segment liabilities	(9,534.6)	(652.2)	-	(10,186.8)

Quarter Ended	Ryanair DAC	Other Airlines	Elimination	Total
	Jun 30,	Jun 30,	Jun 30,	Jun 30,
	2023	2023	2023	2023
	€M	€M	€M	€M
Scheduled revenue	2,443.9	29.8	-	2,473.7
Ancillary revenue	1,175.6	-	-	1,175.6
Inter-segment revenue	184.0	342.8	(526.8)	-
Segment revenue	3,803.5	372.6	(526.8)	3,649.3

Reportable segment profit after income tax	633.3	29.6	-	662.9

Other segment information:
Depreciation	(264.5)	(10.4)	-	(274.9)
Net finance income/(expense)	20.3	(2.2)	-	18.1
Capital expenditure	(519.3)	(12.6)	-	(531.9)

Segment assets	16,128.8	564.2	-	16,693.0
Segment liabilities	(9,646.1)	(895.8)	-	(10,541.9)

The following table disaggregates revenue by primary geographical market. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.

	Quarter Ended June 30, 2024	Quarter Ended June 30, 2023
	€M	€M

Italy	781.7	796.4
Spain	640.1	656.3
United Kingdom	526.6	544.2
Ireland	196.0	210.8
Other	1,481.7	1,441.6
Total revenue	3,626.1	3,649.3

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, allocated seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

8.            Property, plant and equipment

Acquisitions and disposals
During the quarter ended June 30, 2024, net capital additions amounted to €0.39BN principally reflecting aircraft deliveries in the period and capitalised maintenance offset by depreciation.

9.            Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2024 that materially affected the financial position or the performance of the Group during that period and there were no changes in the related party transactions described in the 2024 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

10.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2024 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●   Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●   Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●   Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●   Derivatives - interest rate swaps: Discounted cash-flow analyses have been used to determine their fair value, taking into account current market inputs and rates. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●   Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2024 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).
●  Derivatives - jet fuel call options: The fair value of jet fuel call options is determined based on standard option pricing valuation models (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2024, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●   Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable at June 30, 2024 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	21.4	21.4	3.2	3.2
- Jet fuel & carbon derivatives contracts	38.2	38.2	0.1	0.1
	59.6	59.6	3.3	3.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	140.6	140.6	144.0	144.0
- Jet fuel & carbon derivative contracts	159.1	159.1	205.5	205.5
	299.7	299.7	349.5	349.5
Trade receivables*	100.5		76.4
Cash and cash equivalents*	3,955.1		3,875.4
Financial asset: cash > 3 months*	526.1		237.8
Restricted cash*	6.4		6.4
	4,887.8	299.7	4,545.5	349.5
Total financial assets	4,947.4	359.3	4,548.8	352.8

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2024	2024	2024	2024
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	1.2	1.2	3.3	3.3
	1.2	1.2	3.3	3.3
Non-current maturities of debt:
- Long-term debt	488.8	488.8	488.7	488.7
- Bonds	2,044.8	1,977.0	2,043.5	1,971.6
	2,533.6	2,465.8	2,532.2	2,460.3
	2,534.8	2,467.0	2,535.5	2,463.6

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	56.1	56.1	178.8	178.8
	56.1	56.1	178.8	178.8

Current maturities of debt:
- Short-term debt	45.0	45.0	50.0	50.0
	45.0	45.0	50.0	50.0
Trade payables*	873.8		792.2
Accrued expenses*	1,987.3		1,603.1
	2,962.2	101.1	2,624.1	228.8
Total financial liabilities	5,497.0	2,568.1	5,159.6	2,692.4

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

11.          Shareholders' equity and shareholders' returns

In line with the Group's Dividend Policy, the Directors proposed a final dividend of €0.178 per share payable after the Company's AGM in September 2024.

In the quarter ended June 30, 2024 the Company bought back, and cancelled, approximately 12M ordinary shares (as part of a €700M share buyback programme announced, and launched, in May 2024) at a total cost of €249M. This buyback was equivalent to approximately 1% of the Company's issued share capital at March 31, 2024.

As a result of the share buybacks in the quarter ended June 30, 2024, share capital decreased by approximately 12M ordinary shares with a nominal value of €0.1M and the other undenominated capital reserve increased by a corresponding €0.1M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

12.          Post balance sheet events

Between July 1, 2024 and July 18, 2024 the Company bought back approximately 7M ordinary shares at a total cost of €130M under its €700M share buyback programme which commenced in May 2024. This brought total spend under the programme to €379M.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 July, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary